SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

  Attached is the English translation of the summary of the letter dated May 12, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the nine-month period (in ARS thousands)	03/31/2017	03/31/2016

Gain / Loss attributable to:
Company’s shareholders	2,358,541	10,671,149
Non-controlling interests	95,614	348,969

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	69,381	69,381
Additional paid-in capital	444,226	444,226
Legal Reserve	39,078	39,078
Reserve for future dividends	365,598	-
Special Reserve	2,700,192	2,700,192
Changes in non controlling interest	(20,298)	(19,770)
Retained earnings	17,837,439	15,145,365
Company's shareholders equity	21,552,630	18,504,486
Non-controlling interest equity	893,579	693,317
Total Shareholders’ Equity	22,446,209	19,197,803

Adjustments in previous periods results

Change in criteria of investment properties

Special Reserve	2,684,390
Retained Earnings	15,478,896
Non-controlling interest	594,816
18,758,102

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Acciones	Participación
IRSA Inversiones y Representaciones Sociedad Anónima[1]	119,221,845	94.61%
Minority Shareholders	6,792,205	5.39%

Below are the highlights for the nine-month period ended March 31, 2017:

We have decided to change the valuation method of our investment properties which was reflected in the current financial statements

Net gain for the nine-month period of FY 2017 reached ARS 2,454 million compared to ARS 11,020 million in the same period of FY 2016.

The Company’s EBITDA reached ARS 3,818 million in the nine-month period of 2017 compared to ARS 17,175 million in 9M16. Excluding the effect of the change in reasonable value of investment properties, the EBITDA grew by 31.2% in the compared period.

Our shopping centers’ sales grew by 19.9% in the nine-month period of 2017 and the portfolio’s occupancy rate reached 98.0%.

We maintained 100% occupancy in our portfolio of Premium Offices.

As a consequent event, we paid a cash dividend of ARS 310 million, equivalent to ARS 2.4600 per ordinary share and ARS 9.8401 per ADR.

1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: May 12 , 2017